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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE 8-31-02

Commission File Number 0-22672

SEP 1 6 2002

For the month of AUGUST, 2002

AURIZON MINES LTD.
(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC V6C 3A8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
SEP 1 8 2002
THOMSON FINANCIAL P

AURIZON MINES LTD.
(Registrant)

Date September 9, 2002 By ______________________
(Signature)*
IAN S. WALTON, Executive Vice-President
And Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. *Rule as to Use of Form 6-K.*

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

AURIZON MINES LTD.

Shares Listed
Toronto Stock Exchange
Ticker Symbol: ARZ
U.S. Registration:
Form 20-F (File #0-22672)
Email: info@aurizon.com
Web Site: www.aurizon.com

SEC MAIL RECEIVED PROCESSING SEP 1 6 2002 WASH. D.C. SECTION

August 8, 2002
For Immediate Release

SECOND QUARTER REPORT
JUNE 30, 2002

News Release Issue No. 14 - 2002

Aurizon Reports Second Quarter 2002 Results

Two successful equity financings in the second quarter of 2002 allowed Aurizon to be debt-free at June 30, 2002 with working capital of more than $7 million.

Gold production for the second quarter was higher than the same quarter of 2001 at 8,427 ounces at a total cash cost of US$238 per ounce.

FINANCIAL RESULTS

Second quarter financial results were adversely impacted by non-recurring interest and finance costs of $546,000 and the expensing of care and maintenance costs at Casa Berardi totalling $608,000. For the second quarter of 2002, Aurizon reports a net loss of $1,058,000, or 2 cents per share, compared to a net loss of $1,390,000, or 4 cents per share for the same period of 2001. Operating cash flow in the second quarter of 2002 was negative at $190,000, or nil cents per share, compared to negative operating cash flow of $874,000, or 2 cents per share in the corresponding period of 2001.

Higher gold production, higher realized gold prices and royalty income from the Beaufor mine in the second quarter of 2002, resulted in a 26% increase in revenue compared to 2001. Revenue in the second quarter of 2002 totalled $4.2 million compared to $3.4 million in 2001. The average realized gold price in the second quarter was US$302 per ounce compared to US$270 for the same period of 2001.

Care and maintenance costs at Casa Berardi totalling $608,000 were charged to operations in the second quarter of 2002. In the same period of 2001, care and maintenance costs charged to operations totalling $76,000 were in respect of the Beaufor mine, which was sold in April, 2001. In the second quarter of 2001, Casa Berardi care and maintenance costs totalling $663,000 were capitalized.

As a result of the early repayment of the long-term debt related to the Casa Berardi acquisition, $248,000 of deferred finance costs together with interest costs of $95,000 were charged to operations in the second quarter of 2002. In addition, costs totalling $203,000 related to the two equity financings were charged to operations in the second quarter.

The second quarter results of 2001 were impacted by a non-recurring restructuring charge of $783,000 related to a downsizing of the Company.

Capital expenditures of $1.9 million were incurred during the second quarter of 2002, of which $1.1 million related to the acquisition of the residual net smelter royalty interest on Casa Berardi, $0.3 million was for the reinitiated drill program at Casa Berardi and $0.5 million was incurred at Sleeping Giant.

During the second quarter of 2002, Aurizon completed two private placements for net proceeds of $12.4 million, which allowed the Company to acquire TVX Gold Inc.'s residual interest in Casa Berardi, comprising an outstanding liability of $3.9 million and a net smelter royalty for $1.1 million. The financings strengthened the Company's balance sheet and allowed commencement of a $2.0 million exploration drill program at Casa Berardi. Quebec mining refunds in respect of certain eligible exploration expenditures totalling $0.5 million and $0.1 million in respect of the exercise of incentive stock options were also received during the second quarter of 2002.

For the first half of 2002, Aurizon reports a net loss of $1.3 million, or 3 cents per share compared to a loss of $2.7 million, or 7 cents per share in the same period of 2001. Operating cash flow was $0.2 million, or nil cents per share, for the first half of 2002, compared to negative operating cash flow of $1.1 million, or 3 cents per share in the first half of 2001.

Gold production for the first half of 2002 was in line with forecast at 17,423 ounces at a total cash cost of US$227 per ounce, compared to 16,383 ounces at a total cash cost of US$223 per ounce in the same period of 2001.

The average realized gold price in the first half of 2002 was US$297 per ounce, 11% higher than the same period of 2001.

Care and maintenance costs at Casa Berardi totalling $1.2 million were charged to operations for the first half of 2002, compared to $0.4 million of costs in the same period of 2001, all of which related to the Beaufor mine. In the first half of 2001, care and maintenance costs at Casa Berardi totalling $1.5 million were capitalized.

OPERATIONS

The Sleeping Giant Mine produced 16,854 ounces of gold in the second quarter of 2002, slightly higher than the same quarter of 2001 although just below forecast. Aurizon's share of production was 8,427 ounces. Total cash costs of US$238 per ounce were in line with forecast although higher than the US$226 achieved in the same period of 2001. The average ore grade of 10.1 grams per tonne was similar to that achieved in the same period of 2001 although 6% lower than forecast due to changes in the mine sequencing of ore processed.

Total cash costs per ounce during the first half of 2002 increased to US$227 from US$223 in the same period of 2001. Gold production for the six month period ended June 30, 2002 was 34,846 ounces at an average grade of 10.2 grams per tonne compared to 32,766 ounces at an average grade of 9.7 grams per tonne for the same period of 2001. Aurizon's share of the 2002 mine production to date was 17,423 ounces.

Nearly 15,000 metres of exploration and definition drilling were completed in the second quarter of 2002, which have confirmed the southern extension of the 8 zone and the continuity of ore in the 7 zone.

A feasibility study is expected to be completed in the fourth quarter of 2002, which will consider deepening the existing shaft to allow access to the resources at depth and to establish new drill bases to explore for extensions to ore lenses, in particular the 8 zone. As a result, Aurizon's share of capital expenditures for 2002 could increase to $3.0 million.

SLEEPING GIANT PRODUCTION

	Second Quarter June 30		*Six Months Ended June 30*	
	2002	2001	***2002***	2001
Tonnes milled	**53,534**	52,710	**109,706**	107,858
Ore grade (grams/tonne)	**10.1**	9.9	**10.2**	9.7
Gold production – ounces	**16,854**	16,204	**34,846**	32,766
Aurizon's 50% share	**8,427**	8,102	**17,423**	16,383
Total Cash Costs/ounce – US$	**$238**	$226	**$227**	$223
Depreciation and amortization/ounce – US$	**$38**	$37	**$37**	$45
Total production costs/ounce – US$	**$276**	$263	**$264**	$268

CASA BERARDI, QUEBEC

During the second quarter of 2002, Aurizon acquired the residual net smelter royalty interest, thereby securing a 100% unencumbered interest in Casa Berardi. In addition, the Company initiated an 18,000 metre drill program to test the eastern and dip extensions of zones 113 and 118. Initial results have been encouraging and have identified new zones approximately 400 metres and 200 metres east of zones 113 and 118 respectively. These results include intersections of 7 grams per tonne over 10.9 metres at an approximate depth of 600 metres and 6 grams per tonne over 6 metres at an approximate depth of 1,000 metres.

Five drill rigs are currently in operation testing an area approximately 1,000 metres in length along the Casa Berardi fault, east of zone 113. The objective of this drill program is to expand the current gold resources and ultimately increase the 1.5 million ounce gold mineral reserve contained in 6.9 million tonnes grading 6.7 grams per tonne to a level sufficient to extend the projected mine life of 7.5 years and support a decision to bring the project to production.

OUTLOOK

With working capital in excess of $7 million at June 30, 2002 and no debt, Aurizon has initiated an active exploration program at Casa Berardi, which will continue through to the fourth quarter of 2002.

Aurizon's 2002 gold production target for Sleeping Giant has been revised to 32,000 ounces at a total cash cost of US$245 per ounce due to lower expected ore throughput in the second half of the year. As a result of the additional exploration activity at Sleeping Giant, Aurizon's share of capital expenditures for 2002 could increase to $3.0 million

Common Shares (Toronto Stock Exchange – ARZ)		
	June 30, 2002	Dec. 31, 2001
Issued	56,469,468	40,262,766
Fully-diluted	76,943,179	55,616,433

Research & Media Report/Analyst Comment
eResearch – Quarterly Update – July, 2002
Pacific International Securities – June, 2002
TD Newcrest – April, 2002
eResearch - April, 2002
For a complete copy of the above publication, please call Investor Relations at Toll Free: 1-888-411-GOLD

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street,
Vancouver, British Columbia Canada V6C 3A8
Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com Web Site: www.aurizon.com

Certain statements included herein constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertaintie and other factors that may cause the actual results, performance or achievements of Aurizon or of the gold mining industry t be materially different from future results, performance or achievements expressed or implied by those forward lookin statements. Aurizon is subject to the effect of changes in the worldwide price of gold and the risks involved in mining operations. These factors are discussed in greater detail in Aurizon's most recent Annual Information Form and Management's Discussion and Analysis on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Aurizon Mines Ltd.
Consolidated Balance Sheet (unaudited) - as at

	June 30 2002	December 31 2001
	$	$
ASSETS		
CURRENT		
Cash and cash equivalents	7,295,724	1,787,055
Bullion settlements	1,623,644	476,528
Accounts receivable	582,679	1,030,522
Prepaids	328,154	212,180
Inventory	430,930	551,198
TOTAL CURRENT ASSETS	10,261,131	4,057,483
DEFERRED FINANCE COSTS	-	291,667
FIXED ASSETS	6,811,004	7,075,881
MINERAL PROPERTIES	19,526,054	17,932,192
TOTAL ASSETS	36,598,189	29,357,223
LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	2,938,210	2,858,031
LONG-TERM DEBT	-	4,203,506
PROVISION FOR RECLAMATION COSTS	3,636,405	3,636,405
TOTAL LIABILITIES	6,574,615	10,697,942
SHAREHOLDERS' EQUITY		
COMMITMENT TO ISSUE SHARES	94,618	99,446
SHARE CAPITAL	75,565,047	62,850,320
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES	6,517,534	6,517,534
DEFICIT	(52,896,568)	(51,550,962)
TOTAL SHAREHOLDERS' EQUITY	30,023,574	18,659,281
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	36,598,189	29,357,223

Approved on behalf of the Board,

Robert Normand,
Director, Chairman of the Audit Committee

David P. Hall,
Director, Chairman and C.E.O.

Aurizon Mines Ltd.
Consolidated Statements of Loss and Deficit (unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
Revenue				
Mining operations	4,058,289	3,382,730	8,344,097	6,775,915
Interest and other income	185,196	(19,943)	339,281	14,958
	4,243,485	3,362,787	8,683,378	6,790,873
Expenses				
Operating costs	3,122,900	2,825,439	6,220,619	5,605,205
Depreciation and depletion	497,577	457,679	1,028,970	1,137,594
Administrative and general costs	441,819	490,920	752,143	962,576
Care and maintenance costs	607,516	75,955	1,201,249	449,424
Exploration and property investigation	29,683	49,146	52,728	113,363
Interest and financing costs	545,503	-	684,933	-
Loss (gain) on sale of resource assets	-	(55,043)	-	244,711
Loss (gain) on sale of property, plant and equipment	(54)	80,049	(10,969)	67,066
Restructuring costs	-	782,999	-	782,999
Capital taxes	40,454	35,347	71,801	69,739
	5,285,398	4,742,491	10,001,474	9,432,677
LOSS FOR THE PERIOD BEFORE INCOME TAXES	(1,041,913)	(1,379,704)	(1,318,096)	(2,641,804)
INCOME TAX EXPENSE	(16,125)	(10,752)	(27,510)	(21,504)
NET (LOSS) FOR THE PERIOD	(1,058,038)	(1,390,456)	(1,345,606)	(2,663,308)
DEFICIT – BEGINNING OF PERIOD	(51,838,530)	(46,752,306)	(51,550,962)	(45,479,454)
DEFICIT – END OF PERIOD	(52,896,568)	(48,142,762)	(52,896,568)	(48,142,762)
LOSS PER SHARE – Basic and Diluted	(0.02)	(0.04)	(0.03)	(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	51,528,815	38,941,859	46,108,652	38,941,859

Aurizon Mines Ltd.
Consolidated Statements of Cash Flow (unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
OPERATING ACTIVITIES				
Net (loss) earnings for the period	(1,058,038)	(1,390,456)	(1,345,606)	(2,663,308)
Add (deduct) items not requiring an outlay of cash:				
Depreciation and depletion	525,091	491,683	1,083,802	1,207,883
Interest and financing	342,536	-	481,966	-
Write-down of resource assets	-	-	-	-
Loss on sale of resource assets	-	(55,043)	-	244,711
(Gain) loss on sale of property, plant & equipment	(54)	80,049	(10,969)	67,066
Care and maintenance	-	-	-	-
Cash flow from operations	(190,465)	(873,767)	209,193	(1,143,648)
Decrease (increase) in non-cash working capital items	(558,065)	(1,716,202)	(1,487,906)	(1,626,249)
	(748,530)	(2,589,969)	(1,278,713)	(2,769,897)
INVESTING ACTIVITIES				
Property, plant & equipment	(35,734)	(8,288)	(94,191)	(14,822)
Cost recoveries from non-operating assets	-	949,955	-	949,955
Mineral properties	(1,883,030)	(1,173,267)	(2,399,366)	(2,593,710)
Sale of Beaufor Mine	-	1,670,352	-	1,670,352
Proceeds on disposal of property, plant & equipment	65	2,199	36,198	20,780
	(1,918,699)	1,440,951	(2,457,359)	32,555
FINANCING ACTIVITIES				
Government grant	-	138,044	50,053	138,044
Mining duties	555,483	-	555,483	-
Issuance of shares	12,519,600	-	12,519,600	69,450
Long-term debt repayments	(3,880,400)	-	(3,880,400)	-
	9,194,683	138,044	9,244,736	207,494
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,527,454	(1,010,974)	5,508,664	(2,529,848)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	768,265	1,672,668	1,787,055	3,191,542
CASH AND CASH EQUIVALENTS – END OF PERIOD	7,295,719	661,694	7,295,719	661,694

Notes to Consolidated Financial Statements (unaudited)

1. Basis of Presentation

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2001, except as disclosed in note 2. These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

2. Incentive Stock Options

Effective January 1, 2002, the Company has adopted the new accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after January 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. In respect of stock-based payments to employees and directors, the Company has elected not to follow the fair value based method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002 using the fair value based method.

During the period ended June 30, 2002, the Company granted incentive stock options to employees and directors to purchase up to 500,000 common shares at a price of $0.60 per share which was 11% higher than the prevailing market price of the Company's shares on the date of the grant. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; volatility factor of the expected market price of the Company's common shares of 73%; and a weighted average expected life of the options of 2 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed in the current period as the options vested at the date of grant.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Three months ended June 30, 2002	Six months ended June 30, 2002
	$	$
Loss for the period	(1,058,038)	(1,345,606)
Compensation expense related to fair value of stock options	-	(102,587)
Pro forma loss for the period	(1,058,038)	(1,448,193)
Pro forma loss per share:		
Basic	(0.02)	(0.03)
Diluted	(0.02)	(0.03)

3. Supplemental Cash Flow Information

	Three Months ended June 30, 2002	Three Months ended June 30, 2001	Six Months ended June 30, 2002	Six Months ended June 30, 2001
	$	$	$	$
Non-cash Investing and Financing Activities				
Shares issued to pay interest	**95,681**	-	**195,127**	-

4. Long-term Debt

In June 2002 the Company paid TVX Gold Inc. $5 million, of which $3,880,400 represented the settlement of the final Casa Berardi acquisition obligation, and the balance related to the acquisition of the 2% to 4% gold indexed net smelter royalty.

As a result of the settlement, deferred finance costs totalling $291,667 were expensed during the period ended June 30, 2002.

5. Share Capital

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit ("Unit") resulting in proceeds of $4,709,400, net of financing commissions. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003.

In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

On June 25, 2002 the Company completed a private placement of 7,100,000 shares at a price of $1.15 per share resulting in proceeds of $7,675,100, net of financing commissions. In addition, the Company issued broker warrants entitling the holder to purchase 426,000 shares at a price of $1.32 per share on or before June 25, 2004.

During the period ended June 30, 2002, 180,000 shares were issued as a result of the exercise of incentive stock options for total proceeds of $135,100.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President, or Ian S. Walton, Chief Financial Officer, at
Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration: (File #0-22672) Form 20-F
News Release Issue No. 15 - 2002

Suite 900 - 510 Burrard Street,
Vancouver, British Columbia
Canada V6C 2G8
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com

SEC MAIL PROCESSING RECEIVED SEP 16 2002 WASH, D.C. 161 SECTION

AUGUST 15, 2002
FOR IMMEDIATE RELEASE

AURIZON REPORTS
SEMI MASSIVE SULPHIDE BRECCIA GOLD BEARING ZONE AT CASA BERARDI

Aurizon Mines Ltd is pleased to report assay results from the ongoing drilling campaign at its Casa Berardi project in northwestern Quebec. A semi massive sulphide gold bearing zone, averaging 3.7 grams of gold per tonne over 33 metres, including 9.5 grams of gold per tonne over 4.9 metres, has been discovered 280 metres east of the last hole reported in the West Mine reserves. In addition, drilling east and above hole S63, released on July 18, 2002, which intersected a wide quartz carbonate vein and stockworks grading 7.0 grams of gold per tonne over 10.9 metres, confirmed the thickness and grade of the quartz veining system.

Follow up drilling along newly discovered Zone 120

A short wedge hole, S63A, completed 5 metres above hole S63, returned 6.9 grams of gold per tonne over 9.7 metres, including 12.7 grams of gold per tonne over 3.5 metres. The second wedge hole, S63B, completed 22 metres above hole S63, returned 7.5 grams of gold per tonne over 9.6 metres, including 10.9 grams of gold per tonne over 5.3 metres.

Hole S65, completed 152 metres east and 88 metres above hole S63, returned 16.0 grams of gold per tonne over 2.7 metres.

Hole S68, completed 74 metres east and 68 metres below hole S63, did not return any significant results.

Semi massive sulphide gold bearing zone on section 11750

Hole S67, completed 220 metres west and 170 metres above hole S63, intersected a 33 metre wide semi massive sulphide breccia grading 3.7 grams of gold per tonne, including 9.5 grams of gold per tonne over 4.9 metres. A short wedge hole, S67A, completed 12 metres above hole S67, returned 2.8 grams of gold per tonne over 26.8 metres including 7.4 grams of gold per tonne over 3.3 metres, and 5.1 grams of gold per tonne over 3.0 metres.

In the mine area, semi massive sulphide lenses have been encountered along interflow cherty sedimentary horizons. An east-west quartz bearing fault, located 90 metres south of the Casa Berardi fault, cut one of these lenses on section 11775. Mineralization occurs within a 7 to 10.7 metre wide quartz vein and on the 5 to 22 metres surrounding semi massive sulphide breccia. Gold enrichment is located on the hanging wall of the vein.

Hole S63B returned 9.7 grams of gold per tonne over 1.6 metres along the same quartz vein structure, 220 metres east of hold S67.

Deep exploration along Casa Berardi fault, 1100 metres below surface

As the intersection of sulphide rich disseminated quartz stockwork, previously released on holes S62 and S62A, indicates the potential to see a continuous stacking of additional mineralized zones, four holes have been targeted to test the Casa Berardi Fault, 1,100 metres below surface, below and east of the known reserves and resources.

Hole S66, located 130 metres west and 171 metres below the deepest hole reported on zone 118, intersected a 5.0 metre quartz vein, which did not return any significant results.

Hole S64, located 620 metres east and 285 metres below the deepest hole reported on zone 118, intersected six small sericitized and carbonatized splays of the Casa Berardi fault, which did not return any significant results. A quartz stockwork, located 330 metres above at the contact between volcanic and conglomerate units, has been intersected 390 metres south of the Casa Berardi fault and returned 3.3 grams of gold per tonne over 9.4 metres along the hole, including 6.4 grams of gold per tonne over 2.6 metres.

Deep exploration along Casa Berardi fault, 1100 metres below surface (cont.)

Hole S69 is currently testing the dip extension of zone 113 at the same elevation, 270 metres below the last holes reported on the zone. Another hole will test the same elevation 450 metres west of hole S69.

Zone 113 east extension

Wedge hole S39C, located 44 metres above previously reported hole S39B, did not return any significant results.

The West Mine area hosts mineral reserves of 1.5 million ounces of gold contained in 6.9 million tonnes grading 6.7 grams of gold per tonne. The mineralized zones included in the reserves are located south of the steeply dipping Casa Berardi fault within deformed volcano-sedimentary sequences. Gold mineralization is mainly developed as quartz-carbonate veining hosted within gold bearing disseminated and fracture filling pyrite and arsenopyrite mineralized walls.

Summary

Aurizon is currently conducting a $2.0 million deep drilling exploration program in order to expand the resources and ultimately increase the reserves to a level sufficient to extend the projected mine life of 7.5 years. The exploration program focuses on the extensions of zone 113, zone 118, the newly discovered zone 120 and on deep exploration targets east and below known resources and reserves.

Aurizon is currently using one rig to test the dip extension of zone 113 and four other rigs are operating on the newly discovered zones, which could extend the mineralization, 800 metres east of the current West Mine mineral reserves.

"The discovery of additional mineralized zones along the Casa Berardi fault, east of the current West Mine mineral reserves, and along other similar faults located further south, significantly improve the potential to increase resources", said David P. Hall, President and Chief Executive Officer.

Quality Control

Drill core assays are performed on split or saw half core with standard fire assay procedures and gravimetric finition. Assay checking is performed on the pulp and rejects on any sample yielding greater than 1.0g/tAu. Primary assaying is performed by Laboratoire Bourlamaque of Val d'Or, active in the mining industry since 1935. Chemex of Val-d'Or provides external referring assaying on rejects.

Drill hole planning, implementation and the quality control program is supervised by Michel Gilbert eng. M.Sc.A, Exploration Manager with Aurizon since 1996, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

Two sketches indicating the location of the drill holes described herein and a composite level plan outlining the location of the zones are attached to this news release. If you are unable to view this information, please download this news release from Aurizon's website at http:/www.aurizon.com to which it is attached or contact the Company at the numbers listed below. All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

AURIZON MINES LTD.
CASA BERARDI PROJECT
August 15, 2002 Drill Results

			Vein					Vein and Stockwork				
Hole #	**Area**	**Section**	**From** metres	**To** metres	**Interval** metres	**True** Width	**Gold Grade** Grams/tonne	**From** metres	**To** metres	**Interval** metres	**True** Width	**Gold Grade** Grams/tonne
Zone 120												
S63A	North vein	12000	656.0	667.0	11.0	9.7 m	6.9					
	including	*12000*	*656.0*	*660.0*	*4.0*	*3.5 m*	*12.7*					
S63B	North vein	12000	644.9	655.7	10.8	9.6 m	7.5					
	Including	*12000*	*644.9*	*650.9*	*6.0*	*5.3 m*	*10.9*					
S65	North vein	12150	588.3	591.4	3.1	2.7 m	16.0					
S68	North vein	12050						743.4	750.3	6.9	6.1 m	NS
Zone 113 – east extension												
S39C	Casa Berardi Fault	11450	1116.4	1116.4			NS					
Deep extension												
S64	124 South	12350						1042.3	1051.7	9.4	9.4 m	3.3
	Including	*12350*						*1046.1*	*1051.7*	*5.6*	*2.6 m*	*6.4*
S66	Vein	11675	1245.7	1251.0	5.3	5.0 m	NS					
Central domain												
S67	Sulfide horizon & vein	11775						478.5	534.5	56.0	33.0 m	3.7
	Including	*11775*						*495.0*	*503.3*	*8.3*	*4.9 m*	*9.5*
S67A	Sulfide horizon	*11775*						477.2	508.5	31.3	26.8 m	2.8
	Including	*11775*						*477.2*	*481.0*	*3.8*	*3.3 m*	*7.4*
	Including	*11775*						*503.5*	*507.0*	*3.5*	*3.0 m*	*5.1*
S63B	South vein	12000	513.0	514.6	1.6	1.6 m	9.7					

NS = No Significant Value


WEST
PRINCIPAL
WEST
PRINCIPAL
EAST
-1200m
280m level track drift
ZONE 113
ZONE 115
ZONES 118 - 120
-400m
-800m
-1200m
S65 ★ 16.0/2.7
S63B ★ 7.5/9.6inc. 10.9/5.3
S63A ★ 6.9/9.7inc. 12.7/3.5
S63 ● 7.0/10.9 inc. 14.7/2.5*
S68 ★ NS
S39C ★ NS
S39B ● NS
S39A ● 1.7/1.0
S62A ● 6.1/6.0 Northern Zone
S62 ● 1.3/115.0*(115)
(Inc. 5.0/5.0 Southern Zone)
(Inc. 6.1/4.0 Northern Zone)
S66 ★ NS
S64
11200E
11600E
12000E
Legend
Existing Infrastructure
Mineral Reserves (1,500,000 ounces)
Mineral Resources (1,100,000 ounces)
Past Production (680,000 ounes)
Limit of Exploration
Previously Reported Piercing Point Below level -500m
Fine Visible Gold
New Reported Results g/t Au/m (truewidth)
NS No Significant Results

AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Vertical Composite Longitudinal Section
Principal and West Mine Area
Casa Berardi Fault

LOR_PRINC_WEST_PCS_COMM_0203.cdr


WEST
PRINCIPAL
-1200m
103097
4.7/10.4 inc.18.5/2.0
CENTRAL ZONE
280m level track drift
103123
0.5/18.6 inc. 2.7/1.6
ZONE 113
-400m
S67A
S67
2.8/26.8 inc. 7.4/3.3
103121
3.7/33.0 inc. 9.5/4.9
S63B
9.7/1.6
S63
12.1/1.0
103122
2.7/12 inc.14.7/0.6
Zone 124 South
ZONE 115
ZONE 118
-800m
S64
3.3/9.4 inc.
6.4/2.6
-1200m
11200E
11600E
12000E
Legend
Existing Infrastructure
Mineral Reserves (1,500,000 ounces)
Mineral Resources (1,100,000 ounces)
Past Production (680,000 ounces)
Limit of Exploration
Previously Reported Piercing Point Below level - 500m
Fine Visible Gold
New Reported Results g/tAu/m (truewidth)
NS No Significant Results

AURIZON MINES LTD.
CASA BERARDI PROJECT - QUEBEC
Vertical Composite Longitudinal Section
Principal and West Mine Area
South of the Casa Berardi Fault

LON_PRINC_WEST_CENTRAL_COMM_0208.cdr



AURIZON
CASA BERARDI PROJECT
GEOLOGY
COMPOSITE 500 LEVEL PLAN
10400mE
10600mE
10800mE
11000mE
11200mE
11400mE
11600mE
11800mE
12000mE
10400mN
10200mN
9800mN
NORTH DOMAIN
109 ZONE
111 ZONE
113 ZONE
115 ZONE
CENTRAL ZONE
120 ZONE
LOWER INTER ZONE
CASA BERARDI BREAK
CENTRAL DOMAIN
LOWER INTER BREAK
SOUTH BREAK
124 S ZONE
SOUTH DOMAIN
MAFIC LAVA
GRAPHITIC MUDROCK
GRAYWACKE + MUDROCK
GRAYWACKE
CONGLOMERATE
CHERT
QUARTZ VEIN
QUARTZ-SULPHIDE BRECCIA
DEFORMATION ZONE
FELSIC DYKE
FAULT
0
200m

AURIZON
MINES LTD.

SEC MAIL RECEIVED PROCESSING SEP 2002 WASH. D.C. SECTION

Shares Listed
Toronto Stock Exchange
Ticker Symbol: ARZ
U.S. Registration:
Form 20-F (File #0-22672)
Email: info@aurizon.com
Web Site: www.aurizon.com

SECOND QUARTER REPORT
JUNE 30, 2002

Aurizon Reports Second Quarter 2002 Results

Two successful equity financings in the second quarter of 2002 allowed Aurizon to be debt-free at June 30, 2002 with working capital of more than $7 million.

Gold production for the second quarter was higher than the same quarter of 2001 at 8,427 ounces at a total cash cost of US$238 per ounce.

FINANCIAL RESULTS

Second quarter financial results were adversely impacted by non-recurring interest and finance costs of $546,000 and the expensing of care and maintenance costs at Casa Berardi totalling $608,000. For the second quarter of 2002, Aurizon reports a net loss of $1,058,000, or 2 cents per share, compared to a net loss of $1,390,000, or 4 cents per share for the same period of 2001. Operating cash flow in the second quarter of 2002 was negative at $190,000, or nil cents per share, compared to negative operating cash flow of $874,000, or 2 cents per share in the corresponding period of 2001.

Higher gold production, higher realized gold prices and royalty income from the Beaufor mine in the second quarter of 2002, resulted in a 26% increase in revenue compared to 2001. Revenue in the second quarter of 2002 totalled $4.2 million compared to $3.4 million in 2001. The average realized gold price in the second quarter was US$302 per ounce compared to US$270 for the same period of 2001.

Care and maintenance costs at Casa Berardi totalling $608,000 were charged to operations in the second quarter of 2002. In the same period of 2001, care and maintenance costs charged to operations totalling $76,000 were in respect of the Beaufor mine, which was sold in April, 2001. In the second quarter of 2001, Casa Berardi care and maintenance costs totalling $663,000 were capitalized.

As a result of the early repayment of the long-term debt related to the Casa Berardi acquisition, $248,000 of deferred finance costs together with interest costs of $95,000 were charged to operations in the second quarter of 2002. In addition, costs totalling $203,000 related to the two equity financings were charged to operations in the second quarter.

The second quarter results of 2001 were impacted by a non-recurring restructuring charge of $783,000 related to a downsizing of the Company.

Capital expenditures of $1.9 million were incurred during the second quarter of 2002, of which $1.1 million related to the acquisition of the residual net smelter royalty interest on Casa Berardi, $0.3 million was for the reinitiated drill program at Casa Berardi and $0.5 million was incurred at Sleeping Giant.

During the second quarter of 2002, Aurizon completed two private placements for net proceeds of $12.4 million, which allowed the Company to acquire TVX Gold Inc.'s residual interest in Casa Berardi, comprising an outstanding liability of $3.9 million and a net smelter royalty for $1.1 million. The financings strengthened the Company's balance sheet and allowed commencement of a $2.0 million exploration drill program at Casa Berardi. Quebec mining refunds in respect of certain eligible exploration expenditures totalling $0.5 million and $0.1 million in respect of the exercise of incentive stock options were also received during the second quarter of 2002.

For the first half of 2002, Aurizon reports a net loss of $1.3 million, or 3 cents per share compared to a loss of $2.7 million, or 7 cents per share in the same period of 2001. Operating cash flow was $0.2 million, or nil cents per share, for the first half of 2002, compared to negative operating cash flow of $1.1 million, or 3 cents per share in the first half of 2001.

Gold production for the first half of 2002 was in line with forecast at 17,423 ounces at a total cash cost of US$227 per ounce, compared to 16,383 ounces at a total cash cost of US$223 per ounce in the same period of 2001.

The average realized gold price in the first half of 2002 was US$297 per ounce, 11% higher than the same period of 2001.

Care and maintenance costs at Casa Berardi totalling $1.2 million were charged to operations for the first half of 2002, compared to $0.4 million of costs in the same period of 2001, all of which related to the Beaufor mine. In the first half of 2001, care and maintenance costs at Casa Berardi totalling $1.5 million were capitalized.

OPERATIONS

The Sleeping Giant Mine produced 16,854 ounces of gold in the second quarter of 2002, slightly higher than the same quarter of 2001 although just below forecast. Aurizon's share of production was 8,427 ounces. Total cash costs of US$238 per ounce were in line with forecast although higher than the US$226 achieved in the same period of 2001. The average ore grade of 10.1 grams per tonne was similar to that achieved in the same period of 2001 although 6% lower than forecast due to changes in the mine sequencing of ore processed.

Total cash costs per ounce during the first half of 2002 increased to US$227 from US$223 in the same period of 2001. Gold production for the six month period ended June 30, 2002 was 34,846 ounces at an average grade of 10.2 grams per tonne compared to 32,766 ounces at an average grade of 9.7 grams per tonne for the same period of 2001. Aurizon's share of the 2002 mine production to date was 17,423 ounces.

Nearly 15,000 metres of exploration and definition drilling were completed in the second quarter of 2002, which have confirmed the southern extension of the 8 zone and the continuity of ore in the 7 zone.

A feasibility study is expected to be completed in the fourth quarter of 2002, which will consider deepening the existing shaft to allow access to the resources at depth and to establish new drill bases to explore for extensions to ore lenses, in particular the 8 zone. As a result, Aurizon's share of capital expenditures for 2002 could increase to $3.0 million.

SLEEPING GIANT PRODUCTION

	Second Quarter June 30		*Six Months Ended June 30*	
	2002	2001	***2002***	2001
Tonnes milled	**53,534**	52,710	**109,706**	107,858
Ore grade (grams/tonne)	**10.1**	9.9	**10.2**	9.7
Gold production – ounces	**16,854**	16,204	**34,846**	32,766
Aurizon's 50% share	**8,427**	8,102	**17,423**	16,383
Total Cash Costs/ounce – US$	**$238**	$226	**$227**	$223
Depreciation and amortization/ounce – US$	**$38**	$37	**$37**	$45
Total production costs/ounce – US$	**$276**	$263	**$264**	**$268**

CASA BERARDI, QUEBEC

During the second quarter of 2002, Aurizon acquired the residual net smelter royalty interest, thereby securing a 100% unencumbered interest in Casa Berardi. In addition, the Company initiated an 18,000 metre drill program to test the eastern and dip extensions of zones 113 and 118. Initial results have been encouraging and have identified new zones approximately 400 metres and 200 metres east of zones 113 and 118 respectively. These results include intersections of 7 grams per tonne over 10.9 metres at an approximate depth of 600 metres and 6 grams per tonne over 6 metres at an approximate depth of 1,000 metres.

Five drill rigs are currently in operation testing an area approximately 1,000 metres in length along the Casa Berardi fault, east of zone 113. The objective of this drill program is to expand the current gold resources and ultimately increase the 1.5 million ounce gold mineral reserve contained in 6.9 million tonnes grading 6.7 grams per tonne to a level sufficient to extend the projected mine life of 7.5 years and support a decision to bring the project to production.

OUTLOOK

With working capital in excess of $7 million at June 30, 2002 and no debt, Aurizon has initiated an active exploration program at Casa Berardi, which will continue through to the fourth quarter of 2002.

Aurizon's 2002 gold production target for Sleeping Giant has been revised to 32,000 ounces at a total cash cost of US$245 per ounce due to lower expected ore throughput in the second half of the year. As a result of the additional exploration activity at Sleeping Giant, Aurizon's share of capital expenditures for 2002 could increase to $3.0 million.

Common Shares (Toronto Stock Exchange – ARZ)		
	June 30, 2002	Dec. 31, 2001
Issued	56,469,468	40,262,766
Fully-diluted	76,943,179	55,616,433

Research & Media Report/Analyst Comment
eResearch – Quarterly Update – July, 2002
Pacific International Securities – June, 2002
TD Newcrest – April, 2002
eResearch - April, 2002
For a complete copy of the above publication, please call Investor Relations at Toll Free: 1-888-411-GOLD

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street,
Vancouver, British Columbia Canada V6C 3A8
Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com Web Site: www.aurizon.com

Certain statements included herein constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Aurizon or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. Aurizon is subject to the effect of changes in the worldwide price of gold and the risks involved in mining operations. These factors are discussed in greater detail in Aurizon's most recent Annual Information Form and Management's Discussion and Analysis on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Aurizon Mines Ltd.
Consolidated Balance Sheet (unaudited) - as at

	June 30 2002	December 31 2001
	$	$
ASSETS		
CURRENT		
Cash and cash equivalents	7,295,724	1,787,055
Bullion settlements	1,623,644	476,528
Accounts receivable	582,679	1,030,522
Prepaids	328,154	212,180
Inventory	430,930	551,198
TOTAL CURRENT ASSETS	10,261,131	4,057,483
DEFERRED FINANCE COSTS	-	291,667
FIXED ASSETS	6,811,004	7,075,881
MINERAL PROPERTIES	19,526,054	17,932,192
TOTAL ASSETS	36,598,189	29,357,223
LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	2,938,210	2,858,031
LONG-TERM DEBT	-	4,203,506
PROVISION FOR RECLAMATION COSTS	3,636,405	3,636,405
TOTAL LIABILITIES	6,574,615	10,697,942
SHAREHOLDERS' EQUITY		
COMMITMENT TO ISSUE SHARES	94,618	99,446
SHARE CAPITAL	75,565,047	62,850,320
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES	6,517,534	6,517,534
DEFICIT	(52,896,568)	(51,550,962)
TOTAL SHAREHOLDERS' EQUITY	30,023,574	18,659,281
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	36,598,189	29,357,223

Approved on behalf of the Board,

Robert Normand,
Director, Chairman of the Audit Committee

David P. Hall,
Director, Chairman and C.E.O.

Aurizon Mines Ltd.

Consolidated Statements of Loss and Deficit (unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
Revenue				
Mining operations	4,058,289	3,382,730	8,344,097	6,775,915
Interest and other income	185,196	(19,943)	339,281	14,958
	4,243,485	3,362,787	8,683,378	6,790,873
Expenses				
Operating costs	3,122,900	2,825,439	6,220,619	5,605,205
Depreciation and depletion	497,577	457,679	1,028,970	1,137,594
Administrative and general costs	441,819	490,920	752,143	962,576
Care and maintenance costs	607,516	75,955	1,201,249	449,424
Exploration and property investigation	29,683	49,146	52,728	113,363
Interest and financing costs	545,503	-	684,933	-
Loss (gain) on sale of resource assets	-	(55,043)	-	244,711
Loss (gain) on sale of property, plant and equipment	(54)	80,049	(10,969)	67,066
Restructuring costs	-	782,999	-	782,999
Capital taxes	40,454	35,347	71,801	69,739
	5,285,398	4,742,491	10,001,474	9,432,677
LOSS FOR THE PERIOD BEFORE INCOME TAXES	(1,041,913)	(1,379,704)	(1,318,096)	(2,641,804)
INCOME TAX EXPENSE	(16,125)	(10,752)	(27,510)	(21,504)
NET (LOSS) FOR THE PERIOD	(1,058,038)	(1,390,456)	(1,345,606)	(2,663,308)
DEFICIT – BEGINNING OF PERIOD	(51,838,530)	(46,752,306)	(51,550,962)	(45,479,454)
DEFICIT – END OF PERIOD	(52,896,568)	(48,142,762)	(52,896,568)	(48,142,762)
LOSS PER SHARE – Basic and Diluted	(0.02)	(0.04)	(0.03)	(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	51,528,815	38,941,859	46,108,652	38,941,859

Aurizon Mines Ltd.
Consolidated Statements of Cash Flow (unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	$	$	$	$
OPERATING ACTIVITIES				
Net (loss) earnings for the period	(1,058,038)	(1,390,456)	(1,345,606)	(2,663,308)
Add (deduct) items not requiring an outlay of cash:				
Depreciation and depletion	525,091	491,683	1,083,802	1,207,883
Interest and financing	342,536	-	481,966	-
Write-down of resource assets	-	-	-	-
Loss on sale of resource assets	-	(55,043)	-	244,711
(Gain) loss on sale of property, plant & equipment	(54)	80,049	(10,969)	67,066
Care and maintenance	-	-	-	-
Cash flow from operations	(190,465)	(873,767)	209,193	(1,143,648)
Decrease (increase) in non-cash working capital items	(558,065)	(1,716,202)	(1,487,906)	(1,626,249)
	(748,530)	(2,589,969)	(1,278,713)	(2,769,897)
INVESTING ACTIVITIES				
Property, plant & equipment	(35,734)	(8,288)	(94,191)	(14,822)
Cost recoveries from non-operating assets	-	949,955	-	949,955
Mineral properties	(1,883,030)	(1,173,267)	(2,399,366)	(2,593,710)
Sale of Beaufor Mine	-	1,670,352	-	1,670,352
Proceeds on disposal of property, plant & equipment	65	2,199	36,198	20,780
	(1,918,699)	1,440,951	(2,457,359)	32,555
FINANCING ACTIVITIES				
Government grant	-	138,044	50,053	138,044
Mining duties	555,483	-	555,483	-
Issuance of shares	12,519,600	-	12,519,600	69,450
Long-term debt repayments	(3,880,400)	-	(3,880,400)	-
	9,194,683	138,044	9,244,736	207,494
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,527,454	(1,010,974)	5,508,664	(2,529,848)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	768,265	1,672,668	1,787,055	3,191,542
CASH AND CASH EQUIVALENTS – END OF PERIOD	7,295,719	661,694	7,295,719	661,694

Notes to Consolidated Financial Statements (unaudited)

1. Basis of Presentation

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2001, except as disclosed in note 2. These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

2. Incentive Stock Options

Effective January 1, 2002, the Company has adopted the new accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after January 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. In respect of stock-based payments to employees and directors, the Company has elected not to follow the fair value based method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002 using the fair value based method.

During the period ended June 30, 2002, the Company granted incentive stock options to employees and directors to purchase up to 500,000 common shares at a price of $0.60 per share which was 11% higher than the prevailing market price of the Company's shares on the date of the grant. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; volatility factor of the expected market price of the Company's common shares of 73%; and a weighted average expected life of the options of 2 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed in the current period as the options vested at the date of grant.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Three months ended June 30, 2002	Six months ended June 30, 2002
	$	$
Loss for the period	(1,058,038)	(1,345,606)
Compensation expense related to fair value of stock options	-	(102,587)
Pro forma loss for the period	(1,058,038)	(1,448,193)
Pro forma loss per share:		
Basic	(0.02)	(0.03)
Diluted	(0.02)	(0.03)

3. Supplemental Cash Flow Information

	Three Months ended June 30,		Six Months ended June 30,	
	2002	2001	2002	2001
	$	$	$	$
Non-cash Investing and Financing Activities				
Shares issued to pay interest	95,681	-	195,127	-

4. Long-term Debt

In June 2002 the Company paid TVX Gold Inc. $5 million, of which $3,880,400 represented the settlement of the final Casa Berardi acquisition obligation, and the balance related to the acquisition of the 2% to 4% gold indexed net smelter royalty.

As a result of the settlement, deferred finance costs totalling $291,667 were expensed during the period ended June 30, 2002.

5. Share Capital

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit ("Unit") resulting in proceeds of $4,709,400, net of financing commissions. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003.

In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

On June 25, 2002 the Company completed a private placement of 7,100,000 shares at a price of $1.15 per share resulting in proceeds of $7,675,100, net of financing commissions. In addition, the Company issued broker warrants entitling the holder to purchase 426,000 shares at a price of $1.32 per share on or before June 25, 2004.

During the period ended June 30, 2002, 180,000 shares were issued as a result of the exercise of incentive stock options for total proceeds of $135,100.